Exhibit 99.1

KBSF Formed a Environmental, Social and Governance Committee and Luxventure closed a Digital Payment with Lakala Payment Co., Ltd. for Digital Renminbi.

SHISHI, China, April 12, 2021 /PRNewswire/ -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and the operator of Luxventure, a social media platform, announced today that the Board of Directors have formed an Environmental, Social and Governance Committee (“ESG Committee”). Mr. Li Hui Dan, Co-Chairman of the Board will chair the ESG Committee.

The ESG Committee will focus on KBSF’s performance as a steward of nature, its relationship with employees, suppliers, customers, and the communities where it operates as well as its governance.

Mr. Li Hui Dan, Co-Chairman of the Board commented: “ESG is the foundation for a company’s longevity. I am honored to be the Chair of the ESG Committee and my initial focus will focus on minimize the impact of our technology and business operation on environment, especially carbon footprint, and community outreach. The ESG committee will meet the high standard set by our board.”

On March 24, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, Luxventure closed a Digital RMB Acceptance Agreement (“Agreement”) with Lakala Payment Co., Ltd. (“LKL”), a leading third-party on-line payment operator. The Agreement was entered into on March 24, 2020 and the transaction closed on the same date. Pursuant to the Agreement, Luxventure will cooperate with LKL in connection with acceptance of Digital Renminbi.

Ms. Sun Lei, Chief Executive Officer of the Company commented: “Digital Renminbi will be the future of digital payment in China. We are honored for this cooperation with LKL for Digital Renminbi as acceptance of payment. This is another testament to our focus on Blockchain. We look forward to further implement our Blockchain strategy under the leadership of our Chief Technology Officer, Liu Zie .”

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. KBS Fashion Group is the operator of Luxventure, a social media platform. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com